FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2004
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X       Form 40-F
                              ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes       No  X
                                ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


Energy company CEZ filed bid for Slovenske elektrarne


Today, the energy company CEZ filed its final price offer for the purchase of a 66% business interest in Slovenske elektrarne, a.s. with the Slovak privatization agency National Property Fund. CEZ expressed interest in Slovenske elektrarne as a whole, i.e., in all its divisions including nuclear energy. The offer does not cover the nuclear facilities A1 and V1 at the nuclear plant Bohunice and the hydroenergy plant Gabcikovo, although it does contain contracts for the operation of the hydroenergy plant Gabcikovo and the nuclear block V1 at Bohunice.


"We believe our proposal is extremely favorable for the entire Slovak energy sector for a variety of reasons. The Slovak and the Czech energy industry developed in unity for several decades. SE and CEZ can now draw upon this historical fact and greatly reinforce their position within the Central European region. Within this framework of consolidated companies, we have the chance to build a strong group for the sector of energy production in the former Eastern Bloc, which will be a worthy counterbalance to the other European energy groups," commented Martin Roman, managing director and CEO of CEZ.


CEZ has a natural interest in long-term operation of the Slovak nuclear facilities. Both Slovak nuclear plants are based on the same technology as the Czech nuclear plant Dukovany. This fact brings about a synergy potential that warrants the sustained operation of all nuclear plants. Last but not least, this means a more effective support of nuclear energy, which is used effectively only within a portfolio of other energy resources and within the context of a strong group.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

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                                             (Registrant)
Date:  July 28, 2004
                                        By: /s/ Libuse Latalova
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                                              Libuse Latalova
                                        Head of Finance Administration